

January 6, 2012

<u>Via E-mail</u>
Scott Mitchell Rosenberg
Chief Executive Officer
Platinum Studios, Inc.
2029 South Westgate Avenue
Los Angeles, CA 90025

      Re: Platinum Studios, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed December 23, 2011
              File No. 333-177921

Dear Mr. Rosenberg:

      We have reviewed your responses to the comments in our letter dated December 2, 2011 and have the following additional comments.

<u>General</u>

1. We note your response to our prior comment 2 and reissue in part. We note your disclosure on page 37 that Standard Chartered Bank delivered a default notice to you. Please revise your Prospectus Summary to include disclosure about this default.

<u>Signatures, page 53</u>

2. We note your response to our prior comment 3 and reissue. Please have you principal accounting officer or controller sign the registration statement in his or her individual capacity. Please note that this is in addition to the requirement that Mr. Rosenberg sign in his capacity as the Principal Financial Officer.

<u>Exhibit Index, page 55</u>

3. We note your response to our prior comment 4. However, it appears that not all of the exhibits are incorporated by reference to your registration statement. Please revise or advise.

<u>Exhibit 5.1</u>

4. We note your response to our prior comment 5 and reissue. Please have counsel revise to consent to being named in the Description of Capital Stock and Legal Matters sections of the prospectus and to the discussion of the legal opinion in the prospectus.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Christopher H. Dieterich, Esq.
        Dieterich & Associates